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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                         INFORMATION STATEMENT PURSUANT
                            TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            VITA FOOD PRODUCTS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    928450105
                                 (CUSIP Number)



Date of Reportable Event January 15, 1997
Check the appropriate box to designate the rule pursuant to which this
Schedule is held:
                            [ ]     Rule 13d - 1(b)
                            [X]     Rule 13d - 1(c)
                            [ ]     Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 928450105                                                 Page 2 of 5
                                  SCHEDULE 13G
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1.    NAME OF REPORTING PERSON
      S.S.OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAM GORENSTEIN
      SS# ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]           (b) [ ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

U. S. A.

NUMBER OF                           5.  SOLE VOTING POWER         503,707
SHARES
BENEFICIALLY                        6.  SHARED VOTING POWER          ---
OWNED BY
EACH                                7.  SOLE DISPOSITIVE POWER    503,707
REPORTING
PERSON                              8.  SHARED DISPOSITIVE POWER     ---
WITH

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON                                             503,707

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                13.6%

12.  TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP NO. 928450105                                                 Page 3 of 5
                                  SCHEDULE 13G
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Item 1.

         (a) Name of issuer:              Vita Food Products, Inc.

         (b) Addreses of issuer's principal executive offices:
                         2222 West Lake Street
                         Chicago, Illinois  60612

Item 2.

         (a) Name of person filing:       Sam Gorenstein

         (b) Address of principal business office or, if none, Residence:
                         c/o  Vita Food Products, Inc.
                         2222 West Lake Street
                         Chicago, Illinois 60612

         (c) Citizenship:  U. S. A.

         (d) Title of class of securities:  Common Stock

         (e) CUSIP No.:  928450105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
             (E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
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CUSIP NO. 928450105                                                 Page 4 of 5
                                  SCHEDULE 13G
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         (j) [ ] Group, in accordance with ss.240.13d-1(b)(ii)(J).

         If this statement is filed pursuant to ss.240.13d-1(c), check this box. [X]

Item 4       Ownership.

         (a)   Amount beneficially owned:  503,707

         (b)   Percentage of class:                13.6%

         (c)   Number of shares as to which the person has:

               (i)     Sole power to vote or to direct the vote:       503,707

               (ii)    Shared power to vote or to direct the vote:        ---

               (iii)   Sole power to dispose or to direct the
                       disposition of:                                 503,707

               (iv)    Shared power to dispose or to direct the
                       disposition of:                                    ---

Item 5         Ownership of 5 percent or less of a class:

               Not Applicable

Item 6         Ownership of More than 5 Percent on Behalf of Another Person:

               The amount of shares of Common Stock listed above includes 477,783 shares of Common Stock of J.B.F. Enterprises, an Illinois general partnership, of which Sam Gorenstein is a general partner.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not Applicable

Item 8         Identification and Classification of Members of the Group:

               Not Applicable

Item 9         Notice of dissolution of group:

               Not Applicable

Item 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 928450105                                                 Page 5 of 5
                                  SCHEDULE 13G
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 16, 1998



                        /s/ Sam Gorenstein
                        -----------------------------
                        Sam Gorenstein